March 29, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:  Elite Performance Holding Corp.

Registration Statement on Form S-1

Amendment No.3

Filed February 13, 2019

File No. 333-227650

Dear Sir or Madam:

Below please find management response to the comments in your letter of February 15, 2019.

General

Comment 1. We note your response to comment 1 that “the Company intends to expense any remaining uncollected note receivable balances in Q4 2018 as of the date the initial SEC filing occurred in order to be in compliance with Section 13(k).” Given that your amendment is filed after December 31, 2018, please advise us whether you have currently expensed the remaining uncollected note receivable balance from the $30,000 note to

Gifted Nutrition International. Please state, if true, that you have written off the loan with

Gifted Nutrition International.

Response 1.

In note 3 Related Party Transactions it states –

Loan Receivable-Related Party

In 2018, the company advanced $30,000 to Gifted Nutrition International, with a maturity date of August 2019. Gifted Nutrition International is a company that is owned and operated by Joey Firestone and Jon McKenzie. In October the company elected to write this off to compensation expense.

Joey Firestone was paid $40,000 in compensation during 2018.

Principal and Selling Stockholders, page 72

Comment 2. We note your response to comment 6. Your revised disclosure does not provide the information required by Item 507 of Regulation S-K. You need to indicate the amount of securities to be offered for the selling stockholder’s account along with the amount of securities and percentage of class to be owned by the selling stockholders after completion of the offering. Please revise as appropriate

Response 2. The table on page 72 has been revised to include the requested amount of securities offered for the selling stockholders account along with the amount of securities and percentage of class to be owed by the selling stockholders after completion of the offering.

Financial Statements and Supplementary Data, page II-1

Comment 3. Please amend to include audited financial statements for the year ended December 31,

2018 pursuant to Rule 8-08 of Regulation S-X and revise your disclosures throughout the filing to reflect your latest financial information. Please also provide a current auditors'

consent for each audit report included in the amended filing.

Response 3.  The audited financial statements for the year ended December 31, 2018 have been added to the registration statement.

Recent Sales of Unregistered Securities, page II-52

Comment 4. We note your response to comment 8. Please disclose the exemption relied upon and the facts relied upon to make the exemption available for each issuance. Refer to Item 701(d)

of Regulation S-K.

Response 4.  The exemption relied upon and facts relied upon for the issuances have been added as requested.

Sincerely,

/s/ Jon McKenzie

Jon McKenzie, CEO